

VIA FACSIMILE AND U.S. MAIL

May 29, 2007

Mr. Steven P. Wyandt
Chief Executive Officer and Chief Financial Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, California 92121

> **Re: Nitches, Inc.**
> **Forms 10-K and 10-K/A for Fiscal Year Ended August 31, 2006**
> **Filed December 14, 2006 and January 31, 2007**
> **Forms 10-Q and 10-Q/A for Fiscal Quarters Ended November 30, 2006**
> **and February 28, 2007**
> **File No. 0-13851**

Dear Mr. Wyandt:

We have reviewed your response dated May 14, 2007 to our comment letter dated April 23, 2007 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A Amendment No. 1 for Fiscal Year Ended August 31, 2006

Item 8. Financial Statements and Supplementary Data, page 17

Note 9. Income Taxes, page 29

1. We reviewed your response to comment two in our letter dated April 23, 2007. Please explain to us why you believe that the true up of temporary differences resulting in an increase in deferred tax assets and decrease in deferred tax expense are changes in estimates as opposed to corrections of accounting errors. In this

regard, you state that the items resulting in the true-up were either understated or overstated in your deferred tax analysis and did not result in a change in prior year current tax liability or prepaid asset. Also, it appears that the effect of the true-ups is material to reported net income. Regarding the change in the blended state tax rate, we are unclear why an increase in the blended rate would result in a decrease in income tax expense given your net deferred tax liability. Please advise. In addition, tell us how you classified the net deferred tax liability recognized in the Designer Intimates acquisition in the table of assets and liabilities acquired on page 26. Finally, tell us how you accounted for deferred tax assets and liabilities for differences between the assigned values and tax bases of assets acquired in the Home Décor transaction, including classification in the table of assets acquired on page 27.

Form 10-Q for Fiscal Quarter Ended February 28, 2007

Item 1. Financial Statements

Note 9. Stock-Based Compensation

2.   We reviewed your response to comment six in our letter dated April 23, 2007. Based on the information in your response regarding the grant-date fair value of options granted and vested, it appears that the disclosure of stock-based compensation costs under the "Compensation Costs" subheading is incorrect. We would expect the aggregate amount of compensation cost recognized at any date to be at least equal to the grant-date fair value of awards vested as of that date. Also, it does not appear that you have considered expected forfeitures in computing share-based compensation costs. In addition, it is still unclear to us how you computed the aggregate intrinsic value of options outstanding and options vested and exercisable in the table under the "Summary of Stock Options" subheading. With respect to each of these matters, please advise. Please also revise your disclosure as appropriate. In doing so, disclose the requisite service periods and vesting terms of the stock option awards.

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As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Staff Accountant Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief